Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166447

COLE CORPORATE INCOME TRUST, INC.
SUPPLEMENT NO. 15 DATED APRIL 10, 2013
TO THE PROSPECTUS DATED AUGUST 16, 2012
This document supplements, and should be read in conjunction with, the prospectus of Cole Corporate Income Trust, Inc. dated August 16, 2012, Supplement No. 9 dated January 17, 2013, which superseded and replaced all previous supplements to the prospectus, Supplement No. 10 dated February 15, 2013, Supplement No. 11 dated March 1, 2013, Supplement No. 12 dated March 13, 2013, Supplement No. 13 dated March 21, 2013, and Supplement No. 14 dated April 2, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Corporate Income Trust, Inc.;
(2)	the indirect change of control of our advisor and dealer manager;
(3)	recent real property investments and placement of debt on real property investments;
(4)	an agreement of purchase and sale with 55 Corporate Unit IV LLC;
(5)	a potential real property investment;
(6)	the departure of certain directors;
(7)
a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section substantially the same as that which was included in our Annual Report on Form 10-K filed on March 28, 2013; and

(8)	updated financial information regarding Cole Corporate Income Trust, Inc.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on February 10, 2011. Of these shares, we are offering up to 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. As of April 5, 2013, we had accepted investors’ subscriptions for, and issued, approximately 31.4 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $313.4 million.
Our board of directors has approved closing our primary offering in the third quarter of 2013. We currently expect to stop offering shares of our common stock in our primary offering on August 30, 2013. Our general policy is to accept subscription agreements signed by the investor on or before August 30, 2013, which are received in good order. We intend to continue to sell shares of our common stock in this offering pursuant to our distribution reinvestment plan following the termination of our primary offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Indirect Change of Control of Our Advisor and Dealer Manager
The following information should be read in conjunction with the “Questions and Answers About This Offering - What is the experience of your sponsor and your advisor?” section on page 3 of our prospectus, the “Prospectus Summary - Our Sponsor and Our Advisor” section on page 10 of our prospectus, the “Prospectus Summary - Our Dealer Manager” section on page 11 of our prospectus, the “Prospectus Summary - Conflicts of Interest” section beginning on page 13 of our prospectus, the “Management - The Advisor” section beginning on page 67 of our prospectus, the “Management - The Advisory Agreement” section beginning on page 71 of our prospectus, the “Management - Affiliated Dealer Manager” section on page 74 of our prospectus, the “Conflicts of Interest” section beginning on page 83 of our prospectus, the “Plan of Distribution - Cole Capital Corporation” section on page 165 of our prospectus and all similar discussions appearing throughout our prospectus:
On April 5, 2013, Cole Credit Property Trust III, Inc. (CCPT III) acquired our sponsor when Cole Holdings Corporation (Cole Holdings) merged with and into CREInvestments, LLC (CREI), a wholly-owned subsidiary of CCPT III. Prior to the merger, Cole Holdings was wholly owned by Mr. Christopher H. Cole, our chairman of the board, chief executive officer and president. Cole Holdings was also an affiliate of our sponsor, the parent company and indirect owner of Cole Corporate Income Advisors, LLC, our advisor, and the indirect owner of Cole Capital Corporation, our dealer manager. As a result of the merger, our advisor and dealer manager are now wholly-owned by CREI.  Also in connection with the merger, the property management services previously performed for us by Cole Realty Advisors, Inc. have been assigned to CREI Advisors, LLC, a wholly-owned subsidiary of CREI. Despite the indirect change in control of our advisor and dealer manager, and the assignment of these property management services to CREI Advisors, LLC, we expect that the advisory, dealer manager and property management services we receive will continue without any changes in personnel or service procedures.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned "Prospectus Summary — Description of Real Estate Investments" beginning on page 11 of the prospectus.
Description of Real Estate Investments
As of April 8, 2013, our investment portfolio consisted of 23 wholly-owned properties located in 13 states, consisting of approximately 4.0 million gross rentable square feet of corporate office and industrial space. We acquired two properties between March 19, 2013 and April 8, 2013, which are listed below:

Property Description	Type	Number of Tenants	Tenant	Rentable Square Feet	Purchase Price

FedEx - McAlester, OK	Logistics	1	FedEx Ground Package System, Inc.	24,313	$2,800,000
F5 Networks - Seattle, WA	Technology	1	F5 Networks, Inc.	299,643	142,500,000
				323,956	$145,300,000

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned "Investment Objectives and Policies — Real Property Investments” beginning on page 103 of the prospectus.

Real Property Investments
 As of April 8, 2013, we, through separate wholly-owned limited liability companies, owned 23 properties located in 13 states, consisting of approximately 4.0 million gross rentable square feet of corporate office and industrial space. Between March 19, 2013 and April 8, 2013, we acquired the properties listed below through the use of proceeds from our initial public offering, our Credit Facility and a mortgage loan secured by the F5 Networks property.

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees Paid to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
FedEx - McAlester, OK	April 5, 2013	2012	$2,800,000	$56,000	7.15%	7.15%	100%
F5 Networks - Seattle, WA	April 8, 2013	2000	142,500,000	2,850,000	5.91%	6.93%	100%
			$145,300,000	$2,906,000

(1)			Purchase price does not include acquisition related expenses.
(2)
Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisitions. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 75 of the prospectus.

(3)
Initial yield is calculated as the current annualized rental income for the in-place lease at the respective property divided by the property’s purchase price, exclusive of acquisition related expenses and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(4)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease over the non-cancelable lease term at the respective property divided by the property’s purchase price, exclusive of acquisition related expenses and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease term for the major tenants of the properties listed above:

Effective
		Total	% of Total		Effective	Base
		Square	Rentable	Renewal	Annual	Rent per
		Feet	Square	Options	Base	Square
Property	Major Tenants (1)	Leased	Feet	(2)	Rent (3)	Foot (3)		Lease Term (4)
FedEx - McAlester, OK	FedEx Ground Package System, Inc.	24,313	100%	2/5 yr.	$200,256	$8.24		4/5/2013	–	8/31/2022
F5 Networks - Seattle, WA	F5 Networks, Inc.	299,643	100%	2/5 yr.	$8,425,389	$28.12	(5)	4/8/2013	–	7/31/2022

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.
(2)	Represents the number of renewal options and the term of each option.
(3)	Effective annual base rent and effective base rent per square foot include adjustments for rent concessions or abatements, if any.
(4)
Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised. In general, these properties are subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(5)	The annual base rent under the lease increases each year by $1.00 per square foot.
Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties that have been acquired as of April 8, 2013, for each of the next ten years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight line basis, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2013	—	—	$—	—%
2014	—	—	—	—%
2015	—	—	—	—%
2016	1	17,461	418,794	1%
2017	1	39,921	888,745	2%
2018	—	—	—	—%
2019	1	32,599	179,667	1%
2020	1	145,025	2,755,475	7%
2021	—	—	—	—%
2022	14	1,101,438	18,303,116	44%
2023	4	750,899	6,686,675	16%
Thereafter	4	1,947,659	11,821,879	29%
	26	4,035,002	$41,054,351	100%
Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the properties described in this prospectus supplement is approximately $119.1 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in these properties is estimated, as of April 8, 2013, as follows:

Wholly-owned Property	Depreciable Tax Basis
FedEx - McAlester, OK	$2,296,000
F5 Networks - Seattle, WA	116,850,000
$119,146,000
We currently have no plan for any renovations, improvements or development of the properties listed above, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.
Placement of Debt on a Real Property Investment
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments — Placement of Debt on Certain Real Property Investments—Revolving Credit Facility” beginning on page 105 of the prospectus, as supplemented to date.
Mortgage Loan
On April 8, 2013, CCI OP, through one of its wholly-owned subsidiaries, entered into a mortgage loan agreement with PNC Bank, National Association (the Lender) in the principal amount of $71.0 million (the Loan) which matures on May 1, 2023 (the Maturity Date). The Loan is secured by the F5 Networks property described in this prospectus supplement. CCI OP will make interest payments to the Lender based on a fixed rate of 3.55% per annum, with interest only payments due monthly through the Maturity Date.
The Loan may not be prepaid in whole or in part prior to April 30, 2015. Subsequent to April 30, 2015, but prior to October 31, 2022, the Loan may be prepaid in whole but not in part, upon payment of applicable prepayment consideration. There is no prepayment consideration due if the Company prepays the Loan subsequent to October 31, 2022. The Loan is non-recourse to the Company and CCI OP, but each are liable for customary non-recourse carve-outs.
Upon the occurrence of an event of default, interest on the Loan would accrue at an annual default interest rate equal to the lesser of the then-current interest rate plus 5.00%, or the maximum rate permitted by the state law governing the Loan and any outstanding principal and interest would be payable on demand.
Credit Facility
As of April 8, 2013, the borrowing base under the Amended Credit Facility, based on the underlying collateral pool for qualified properties, was $217.2 million, and the amount outstanding under the Amended Credit Facility was $180.0 million.
Agreement of Purchase and Sale with 55 Corporate Unit IV LLC
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary – Description of Real Estate Investments” beginning on page 11 of the prospectus and “Investment Objectives and Policies – Real Property Investments” beginning on page 103 of the prospectus.
On April 5, 2013, CCI OP through a wholly-owned subsidiary, entered into an agreement of purchase and sale (the Agreement) with 55 Corporate Unit IV LLC (the Seller), a Delaware limited liability company, which is not affiliated with us, our advisor or affiliates.  Pursuant to the terms of the Agreement, CCPI OP agreed to purchase a single-tenant office building (the Property), leased to Sanofi-Aventis U.S. Inc.

Pursuant to the terms of the Agreement, we paid a $1.8 million deposit, which is currently held by an independent escrow agent, and an additional $1.8 million deposit will be due prior to acquisition (collectively, the Deposit). Upon the consummation of the purchase and sale transaction contemplated by the Agreement, the Deposit will be applied towards the purchase price of the Property. If the transaction is not consummated as a result of our failure to purchase the Property as required by the Agreement, the deposit balance held in escrow would be paid to the Seller. The acquisition of the Property is expected to be completed on or about April 22, 2013. The purchase of the Property is expected to be funded with a combination of proceeds from our initial public offering and available debt proceeds from our Amended Credit Facility. We currently have no plan for any renovations, improvements or development of the Property, and we believe the Property will be adequately insured.

The following table sets forth details of the Property:

Approximate
		Rentable	Year	Approximate	Fees to be Paid	Initial	Average	Physical
	Property Description	Square Feet	Built	Purchase Price	to Sponsor (1)	Yield (2)	Yield (3)	Occupancy
Sanofi-Aventis - Bridgewater, NJ		205,439	2011	$72,314,528	$1,446,291	6.25%	7.09%	100%

(1)	Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the Property acquisition.
(2)
Initial yield is calculated as the current annualized rental income for the in-place lease at the Property divided by the Property’s purchase price, exclusive of acquisition related expenses and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(3)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease over the non-cancelable lease term at the Property divided by the Property’s purchase price, exclusive of acquisition related expenses and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principle provisions of the lease term for the major tenant at the Property:

						Effective
		Total	% of Total		Effective	Base
		Square	Rentable	Renewal	Annual	Rent per
		Feet	Square	Options	Base	Square
Property	Major Tenants (1)	Leased	Feet	(2)	Rent (3)	Foot (3)	Lease Term (4)
Sanofi-Aventis - Bridgewater, NJ	Sanofi-Aventis U.S. Inc.	205,439	100%	7/5 year	$4,519,658	$22.00	4/22/2012	–	7/5/2016
					$5,033,256	$24.50	7/6/2016	–	7/5/2021
					$5,598,213	$27.25	7/6/2021	–	7/31/2026

(1)					Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the Property.
(2)					Represents number of renewal options and the term of each option.
(3)					Effective annual base rent and effective base rent per square foot include adjustments for rent concessions or abatements, if any.
(4)
Represents lease term beginning with the anticipated purchase date through the end of the non–cancelable lease term, assuming no renewals are exercised. The Property is subject to a long-term net lease that requires the tenant to pay substantially all operating expenses in addition to rent.

Potential Real Property Investment
Our advisor has identified a property as a potential suitable investment for us. The acquisition of this property is subject to a number of conditions. A significant condition to acquiring this property is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price, including any expenses or closing costs in connection with closing the acquisition. An additional condition to acquiring this property may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.
Other properties may be identified in the future that we may acquire prior to or instead of this property. Due to the considerable conditions that must be satisfied in order to acquire this property, we cannot make any assurances that the closing of this acquisition is probable. The property currently identified is listed below.

Property	Expected Acquisition Date	Approximate Purchase Price	Approximate Compensation to Sponsor (1)
FedEx - Brookfield, MO (2)	April 2013	$2,359,480	$47,190
.

(1)		Approximate compensation to sponsor represents amounts that may be payable to an affiliate of our advisor for acquisition fees in connection with the potential property acquisition.
(2)		This potential property was previously disclosed in Supplement No. 13 dated March 21, 2013.

The potential property acquisition is subject to a net lease, pursuant to which the tenant is generally required to pay substantially all operating expenses in addition to base rent.

Property	Number of Tenants	Tenants	Rentable Square Feet	Physical Occupancy
FedEx - Brookfield, MO	1	FedEx Ground Package System, Inc.	16,097	100%
The table below provides leasing information for the major tenant at the potential property listed above:

Property	Major Tenants (1)	Renewal Options (2)	Current Annual Base Rent	Base Rent per Square Foot	Lease Term (3)
FedEx - Brookfield, MO	FedEx Ground Package System, Inc.	2/5 yr.	$172,243	$10.70	6/15/2012	6/30/2022

(1)			Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.
(2)			Represents the number of renewal options and the term of each option.
(3)			Represents the lease term beginning with the current rent period through the end of the non-cancelable lease term, assuming no renewals are exercised.
We expect to purchase the property with proceeds from our ongoing offering of our common stock and available debt proceeds from our Amended Credit Facility. We may use the property as collateral in future financings.
Departure of Certain Directors

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned "Management — Executive Officers and Directors" beginning on page 61 of the prospectus and similar disclosures appearing throughout our prospectus.

On April 4, 2013, Marc T. Nemer and Leonard W. Wood resigned from their positions as members of our board of directors and all committees of our board of directors. Their resignations were not due to any disagreements with us on any of our operations, policies or practices. As a result of Mr. Nemer's and Mr. Wood's resignations, our directors have determined to reduce the size of our board of directors to three members. Mr. Nemer continues to serve as the chief executive officer and president of our advisor and as president, secretary and treasurer of our dealer manager.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The prospectus is hereby supplemented with the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is substantially the same as that which was included in our Annual Report on Form 10-K for the year ended December 31, 2012. Unless otherwise defined in this supplement, capitalized terms are defined in such Annual Report.
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto, included elsewhere in this prospectus supplement.
Overview
We were formed on April 6, 2010 to acquire and operate commercial real estate primarily consisting of single-tenant income producing necessity corporate office and industrial properties net leased to investment grade and other creditworthy tenants located throughout the United States. We commenced our principal operations on June 28, 2011, when we issued the initial 370,727 shares of our common stock in the Offering. We have no paid employees and are externally advised and managed by CCI Advisors, our advisor. We elected to be taxed, and currently qualify, as a REIT for federal income tax purposes.
 Our operating results and cash flows are primarily influenced by rental income from our commercial properties, interest expense on our property indebtedness, and acquisition and operating expenses. Rental and other property income accounted for 78% and 80% of total revenue for the years ended December 31, 2012 and 2011, respectively. As 100% of our rentable square feet was under lease as of December 31, 2012, with a weighted average remaining lease term of 10.8 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors. Our advisor regularly monitors the creditworthiness of our tenants by reviewing the tenants’ financial results, credit rating agency reports, when available, on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and other information for changes and possible trends. If our advisor identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant credit risk by evaluating the possible sale of the property, or identifying a possible replacement tenant should the current tenant fail to perform on the lease.
As of December 31, 2012, the debt leverage ratio of our consolidated real estate assets, which is the ratio of debt to total gross real estate and related assets net of gross intangible lease liabilities, was 55%. As we acquire additional commercial real estate, we will be subject to changes in real estate prices and changes in interest rates on any new indebtedness used to acquire such properties. We may manage our risk of changes in real estate prices on future property acquisitions, when applicable, by entering into purchase agreements and loan commitments simultaneously so that our operating yield is determinable at the time we enter into a purchase agreement, by contracting with developers for future delivery of properties or by entering into sale-leaseback transactions. We manage our interest rate risk by monitoring the interest rate environment in connection with our future property acquisitions, when applicable, or upcoming debt maturities to determine the appropriate financing or refinancing terms, which may include fixed rate loans, variable rate loans or interest rate hedges. If we are unable to acquire suitable properties or obtain suitable financing terms for future acquisitions or refinancing, our results of operations may be adversely affected.

Recent Market Conditions
Beginning in late 2007, domestic and international financial markets experienced significant disruptions that were brought about in large part by challenges in the world-wide banking system. These disruptions severely impacted the availability of credit and contributed to rising costs associated with obtaining credit. Since 2010, the volume of mortgage lending for commercial real estate has been increasing, and lending terms have improved and they continue to improve; however, such lending activity continues to be significantly less than previous levels. Although lending market conditions have improved, certain factors continue to negatively affect the lending environment, including the sovereign credit issues of certain countries in the European Union. We have experienced, and may continue to experience, more stringent lending criteria, which may affect our ability to finance certain property acquisitions or refinance our debt at maturity. Additionally, for properties for which we are able to obtain financing, the interest rates and other terms on such loans may be unacceptable. We expect to manage the current mortgage lending environment by utilizing borrowings on our $150.0 million Credit Facility, which subsequent to December 31, 2012 was increased to $400.0 million, and considering alternative lending sources, including the securitization of debt, utilizing fixed rate loans, short-term variable rate loans, assuming existing mortgage loans in connection with property acquisitions, or entering into interest rate lock or swap agreements, or any combination of the foregoing.
The economic downturn led to high unemployment rates and a decline in consumer spending. These economic trends have adversely impacted the real estate markets by causing higher tenant vacancies, declining rental rates and declining property values. In 2011 and continuing through 2012, the economy improved and continues to show signs of recovery. Additionally, the real estate markets have experienced an improvement in property values, occupancy and rental rates; however, in many markets property values, occupancy and rental rates continue to be below those previously experienced before the economic downturn. As of December 31, 2012, 100% of the rentable square feet of our properties was under lease. However, if the recent improvements in economic conditions do not continue, we may experience vacancies or be required to reduce rental rates on occupied space. If we do experience vacancies, CCI Advisors will actively seek to lease our vacant space; however, such space may be leased at lower rental rates and for shorter lease terms than our current leases provide.
Application of Critical Accounting Policies
Our accounting policies have been established to conform with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus, resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.
The critical accounting policies outlined below have been discussed with members of the audit committee of the board of directors.

Investment in and Valuation of Real Estate and Related Assets
Real estate and related assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate and related assets consist of the cost of acquisition, excluding acquisition related expenses, construction and any tenant improvements, major improvements and betterments that extend the useful life of the real estate and related assets and leasing costs. All repairs and maintenance are expensed as incurred.
We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of each respective asset to determine the appropriate useful life of the assets. Real estate and related assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of our real estate and related assets by class are generally as follows:

Building	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term
We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related assets may not be recoverable. Impairment indicators that we consider include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of potential impairment are present, we assess the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, we will adjust the real estate and related assets to their respective fair values and recognize an impairment loss. Generally, fair value is determined using a discounted cash flow analysis and recent comparable sales transactions. No impairment indicators were identified and no impairment losses were recorded during the years ended December 31, 2012 or 2011.
When developing estimates of expected future cash flows, we make certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in estimating expected future cash flows could result in a different determination of the property’s expected future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the fair value of our real estate and related assets.
When a real estate asset is identified by us as held for sale, we cease depreciation and amortization of the assets related to the property and estimate the fair value, net of selling costs. If, in our opinion, the fair value, net of selling costs, of the asset is less than the carrying amount of the asset, an adjustment to the carrying amount would be recorded to reflect the estimated fair value of the property, net of selling costs. There were no assets identified as held for sale as of December 31, 2012 or 2011.
Allocation of Purchase Price of Real Estate and Related Assets
Upon the acquisition of real properties, we allocate the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their respective fair values. Acquisition related expenses are expensed as incurred. We utilize independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and building). We obtain an independent appraisal for each real property acquisition. The information in the appraisal, along with any additional information available to us, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by us in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in our allocation decisions other than providing this market information.
The fair values of above market and below market leases are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease. The above market and below market lease values are capitalized as intangible lease assets or liabilities, respectively. Above market lease values are amortized as a reduction to rental income over the remaining terms of the respective leases. Below market leases are amortized as an increase to rental income over the remaining terms of the respective leases, including any bargain renewal periods. In considering whether or not we expect a tenant to execute a bargain renewal option, we evaluate economic factors and certain qualitative factors at the time of acquisition, such as the financial strength of the tenant, remaining lease term, the tenant mix of the leased property, our relationship with the tenant and the availability of competing tenant space. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market or below market lease values relating to that lease would be recorded as an adjustment to rental income.
 The fair values of in-place leases include estimates of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rental and other property income, which are avoided by acquiring a property with an in-place lease. Direct costs associated with obtaining a new tenant include commissions and other direct costs and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease. The intangible values of opportunity costs, which are calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease, are capitalized as intangible lease assets and are amortized to expense over the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.
We will estimate the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt financing with similar maturities. Assumed mortgage notes payable will initially be recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the mortgage note’s outstanding principal balance will be amortized to interest expense over the term of the respective mortgage note payable.
The determination of the fair values of the real estate and related assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of our purchase price, which could impact our results of operations.
Revenue Recognition
Certain properties have leases where minimum rental payments increase during the term of the lease. We record rental income for the full term of each lease on a straight-line basis. When we acquire a property, the terms of existing leases are considered to commence as of the acquisition date for the purpose of this calculation. We defer the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Expected reimbursements from tenants for recoverable real estate taxes and operating expenses are included in tenant reimbursement income in the period when such costs are incurred.
Income Taxes
We elected to be taxed, and currently qualify as a REIT for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with our taxable year ended December 31, 2011. We will generally not be subject to federal corporate income tax to the extent we distribute our taxable income to our stockholders, and so long as we, among other things, distribute at least 90% of our annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gains). REITs are subject to a number of other organizational and operational requirements. Even if we maintain our qualifications for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.
Results of Operations
Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate investments. The following table shows the property statistics of our real estate assets as of December 31, 2012 and 2011.

	2012	2011
Number of properties	13	1
Approximate rentable square feet	3,197,000	145,000
Percentage of rentable square feet leased	100%	100%

The following table summarizes our real estate investment activity during the years ended December 31, 2012 and 2011:

	2012	2011
Properties acquired	12	1
Approximate purchase price of acquired properties	$259,881,000	$32,900,000
Approximate rentable square feet	3,052,000	145,000
Year Ended December 31, 2012 Compared to Year Ended December 31, 2011
Revenue. Revenue increased $5.7 million to $7.5 million for the year ended December 31, 2012, compared to $1.8 million for the year ended December 31, 2011. Our revenue consisted primarily of rental and other property income, which accounted for 78% and 80% of total revenues during the years ended December 31, 2012 and 2011, respectively. We also paid certain operating expenses subject to reimbursement by the tenant, which resulted in $1.7 million and approximately $363,000 in tenant reimbursement income during the years ended December 31, 2012 and 2011, respectively. The increase was due to purchasing and owning one income producing property for six months during the year ended December 31, 2011 as compared to owning one property for the entire year and purchasing 12 additional properties during the year ended December 31, 2012.
General and administrative expenses. General and administrative expenses increased $493,000 to $965,000 for the year ended December 31, 2012, compared to $472,000 for the year ended December 31, 2011. The increase was due to an increase in insurance, accounting fees, legal fees, other professional fees, other organization costs and state income taxes incurred during the year ended December 31, 2012.
Property operating expenses. Property operating expenses increased approximately $1.4 million to $1.7 million for the year ended December 31, 2012, compared to $368,000 for the year ended December 31, 2011. The increase is primarily related to the increase in the number of properties owned and acquired during the year ended December 31, 2012 compared to the year ended December 31, 2011.
Acquisition related expenses. Acquisition related expenses increased approximately $5.5 million to $6.2 million for the year ended December 31, 2012, compared to $719,000 for the year ended December 31, 2011. The increase relates to the acquisition of 12 properties for $259.9 million during the year ended December 31, 2012 as compared to the acquisition of one property for $32.9 million during the year ended December 31, 2011.
Depreciation and amortization. Depreciation and amortization expenses increased approximately $1.9 million to $2.5 million for the year ended December 31, 2012, compared to $643,000 for the year ended December 31, 2011. The increase is primarily the result of incurring depreciation and amortization expense for 13 properties during the year ended December 31, 2012 as compared to incurring depreciation and amortization for only one property during the year ended December 31, 2011.
Interest expense. Interest expense increased $603,000 to approximately $1.4 million for the year ended December 31, 2012, compared to $791,000 for the year ended December 31, 2011. The increase primarily relates to interest expense incurred on our Credit Facility, which was entered into during the year ended December 31, 2012. As of December 31, 2012, the outstanding principal balance on the Credit Facility was $140.1 million.
Portfolio Information
As of December 31, 2012, we owned 13 properties comprising approximately 3.2 million rentable square feet of commercial space located in nine states, which were 100% leased.

As of December 31, 2012, our five highest tenant concentrations, based on annualized gross rental revenue, were as follows:

				Percentage of
	Total	Leased	2012	2012
	Number	Square	Gross Annualized	Gross Annualized
Tenant	of Leases	Feet	Rental Revenue	Rental Revenue
Amazon.com.dedc, LLC - distribution	1	1,016,110	$4,369,999	18%
Compass Group USA, Inc. - other professional services	2	226,657	4,131,179	17%
Medtronic, Inc. - healthcare	1	145,025	2,755,475	11%
United Launch Alliance, LLC - manufacturing	1	167,917	2,486,045	10%
Elizabeth Arden, Inc. - manufacturing	1	399,182	1,840,190	8%
	6	1,954,891	$15,582,888	64%
As of December 31, 2012, our five highest tenant industry concentrations, based on gross annualized rental revenue, were as follows:

				Percentage of
	Total	Leased	2012	2012
	Number	Square	Gross Annualized	Gross Annualized
Industry	of Leases	Feet	Rental Revenue	Rental Revenue
Other professional services	4	489,295	$6,574,259	27%
Wholesale	2	1,466,249	5,962,559	24%
Manufacturing	3	627,143	5,080,524	21%
Healthcare	2	239,162	4,126,580	16%
Logistics	2	190,710	1,210,618	5%
	13	3,012,559	$22,954,540	93%
As of December 31, 2012, our five highest geographic concentrations, based on gross annualized rental revenue, were as follows:

				Percentage of
	Total	Leased	2012	2012
	Number of	Square	Gross Annualized	Gross Annualized
Location	Properties	Feet	Rental Revenue	Rental Revenue
North Carolina	1	284,039	$5,438,718	22%
South Carolina	2	1,076,154	5,124,288	21%
Texas	2	239,162	4,126,580	17%
Colorado	2	292,977	3,201,351	13%
Illinois	2	263,127	1,858,525	8%
	9	2,155,459	$19,749,462	81%
Distributions
Our board of directors authorized a daily distribution, based on 366 days in the calendar year, of $0.001776144 per share (which equates to 6.50% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the period, commencing on January 1, 2012 and ending on December 31, 2012. In addition, our board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.001780821 per share (which equates to approximately 6.50% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the period commencing on January 1, 2013 and ending on June 30, 2013.
During the years ended December 31, 2012 and 2011, we paid distributions of $3.9 million and $214,000, respectively, including approximately $2.0 million and $132,000, respectively, through the issuance of shares pursuant to our DRIP. Our distributions for the year ended December 31, 2012 were funded by cash provided by operating activities from the prior year (in excess of distributions paid in the prior year) in the amount of $219,000, or 6%, and proceeds from the issuance of common stock of $3.7 million, or 94%. Our distributions for the year ended December 31, 2011 were funded 100% by net cash provided by operating activities. Net cash used in and provided by operating activities for the years ended December 31, 2012 and 2011, respectively, reflect a reduction for real estate acquisition related expenses incurred and expensed of $6.2 million and $719,000, respectively, in accordance with GAAP. We treat acquisition related expenses as funded by proceeds from the Offering, including proceeds from our DRIP. Therefore, for consistency, proceeds from the issuance of common stock for the year ended December 31, 2012 have been reported as a source of distributions to the extent that acquisition related expenses have reduced net cash flows from operating activities.
Share Redemptions
Our share redemption program permits our stockholders to sell their shares back to us after they have held them for at least one year, subject to significant conditions and limitations. The share redemption program provides that we will redeem shares of our common stock from requesting stockholders, subject to the terms and conditions of the share redemption program. We will not redeem in excess of 5% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemptions are being paid. Funding for the redemption of shares will be limited to the net proceeds we receive from the sale of shares under our DRIP. In addition, we will redeem shares on a quarterly basis, at the rate of approximately 1.25% of the weighted average number of shares outstanding during the trailing 12 month period ending on the last day of the fiscal quarter for which the redemptions are being paid. During the year ended December 31, 2012, we received a valid redemption request for 750 shares, which we redeemed in full during the year ended December 31, 2012 for $7,500 ($10.00 per share). A valid redemption request is one that complies with the applicable requirements and guidelines of our current share redemption program set forth in our prospectus.We have funded and intend to continue funding share redemptions with proceeds from our DRIP. Subsequent to December, 31, 2012, we redeemed approximately 23,105 shares for a total of $228,500, or an average price per share of $9.89. See discussion in Item 5. "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities - Share Redemption Program."
Liquidity and Capital Resources
General
Our principal demands for funds will be for real estate and real estate related investments, for the payment of acquisition related costs, operating expenses, distributions and redemptions to stockholders and principal and interest on any current and any future indebtedness. Generally, cash needs for items other than acquisitions and acquisition related expenses will be generated from operations of our current and future investments. We expect to meet cash needs for acquisitions from the net proceeds of the Offering and from debt financings. The sources of our operating cash flows will primarily be provided by the rental income received from current and future leased properties. We expect to continue to raise capital through the Offering and to utilize such funds and future proceeds from secured or unsecured financing to complete future property acquisitions. As of December 31, 2012, we had raised $167.8 million of gross proceeds from the Offering before offering costs and selling commissions of $17.1 million, and we had redeemed 750 shares of our common stock for $7,500.
Short-term Liquidity and Capital Resources
On a short-term basis, our principal demands for funds will be for operating expenses, distributions, and interest and principal on current and any future debt financings. We expect to meet our short-term liquidity requirements through net cash flows provided by operations and proceeds from the Offering, as well as secured or unsecured borrowings from banks and other lenders to finance our expected future acquisitions.
We expect our operating cash flows to increase as we acquire additional properties. Assuming a maximum Offering and assuming all shares available under our DRIP are sold, we expect that approximately 88.6% of the gross proceeds from the sale of our common stock will be invested in real estate and real estate-related assets, while the remaining approximately 11.4% will be used for working capital and to pay costs of the Offering, including sales commissions, dealer manager fees, organization and offering expenses and fees and expenses of our advisor in connection with acquiring properties. CCI Advisors pays the organizational and other offering costs associated with the sale of our common stock, which we reimburse in an amount up to 1.5% of the gross proceeds of the Offering. As of December 31, 2012, CCI Advisors had paid offering and organization costs in excess of the 1.5% in connection with the Offering. These costs were not included in our financial statements because such costs were not a liability to us as they exceeded 1.5% of gross proceeds from the Offering. As we raise additional proceeds from the Offering, these costs may become payable.

Long-term Liquidity and Capital Resources
On a long-term basis, our principal demands for funds will be for the acquisition of real estate and real estate related investments and the payment of tenant improvements, acquisition related expenses, operating expenses, distributions and redemptions to stockholders and interest and principal on any current and future indebtedness. We expect to meet our long-term liquidity requirements through proceeds from the sale of our common stock, proceeds from secured or unsecured borrowings from banks and other lenders, and net cash flows provided by operations.
We expect that substantially all cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid; however, we may use other sources to fund distributions, as necessary, including proceeds from our Offering, borrowings on the Credit Facility and/or future borrowings on unencumbered assets. To the extent that cash flows from operations are lower due to fewer properties being acquired or lower than expected returns on the properties, distributions paid to our stockholders may be lower. We expect that substantially all net cash flows from the Offering or debt financings will be used to fund acquisitions, certain capital expenditures identified at acquisition, repayments of outstanding debt or distributions to our stockholders in excess of cash flows from operations.
As of December 31, 2012, we had $162.5 million of debt outstanding, with a weighted average interest rate of 4.34%. Our contractual obligations as of December 31, 2012 were as follows (in thousands):

	Payments due by period (1)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Principal payments - fixed rate debt	$22,400	$—	$—	$18,108	$4,292
Interest payments - fixed rate debt	4,225	1,047	2,093	815	270
Principal payments - credit facility	140,053	—	140,053	—	—
Interest payments - credit facility (2)	17,592	6,015	11,577	—	—
Total	$184,270	$7,062	$153,723	$18,923	$4,562

(1)	The table does not include amounts due to CCI Advisors or its affiliates pursuant to our advisory agreement because such amounts are not fixed and determinable.

(2)	Payment obligations for the Revolving Loans outstanding under the Credit Facility are based on the weighted average interest rate in effect as of December 31, 2012 of 4.29%.
We expect to incur additional borrowings in the future to acquire additional properties and make other real estate related investments. There is no limitation on the amount we may borrow against any single improved property. Our future borrowings will not exceed 300% of our net assets as of the date of any borrowing, which is the maximum level of indebtedness permitted under the NASAA REIT Guidelines; however, we may exceed that limit if approved by a majority of our independent directors. Our board of directors has adopted a policy to further limit our borrowings to 60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our gross assets, unless the excess borrowing is approved by a majority of our independent directors and disclosed to our stockholders in the next quarterly report along with the justification for such excess borrowing. As of December 31, 2012, our ratio of debt to total gross real estate assets net of gross intangible lease liabilities was 55%.
Cash Flow Analysis
Year Ended December 31, 2012 Compared to Year Ended December 31, 2011
Operating Activities. During the year ended December 31, 2012, net cash used in operating activities was $2.2 million, compared to net cash provided by operating activities of $433,000 for the year ended December 31, 2011. The change was primarily due to an increase in net loss of $4.2 million and an increase in prepaid expenses and other assets of $1.4 million offset by an increase in depreciation and amortization of $1.9 million and an increase in accounts payable and accrued expenses of $1.2 million. See “— Results of Operations” for a more complete discussion of the factors impacting our operating performance.
Investing Activities. Net cash used in investing activities increased $226.5 million to $259.7 million for the year ended December 31, 2012, compared to $33.2 million for the year ended December 31, 2011. The increase was due to an increase in investment in real estate assets of $228.9 million offset by a decrease in restricted cash of $2.4 million.

Financing Activities. Net cash provided by financing activities increased $237.7 million to $272.2 million for the year ended December 31, 2012, compared to $34.5 million for the year ended December 31, 2011. The increase was primarily due to an increase in proceeds from the issuance of common stock under the Offering, net of offering costs, of $124.4 million and an increase in proceeds from notes payable, net of repayments, of $117.1 million, offset by an increase in distributions paid to investors of $1.9 million and an increase in deferred financing costs paid of $1.7 million.
Election as a REIT
We are taxed as a REIT under the Internal Revenue Code of 1986, as amended. To maintain our qualification as a REIT, we must continue to meet certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping. As a REIT, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders so long as we, among other things, distribute at least 90% of our annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gains).
If we fail to maintain our qualification as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We will not be able to deduct distributions paid to our stockholders in any year in which we fail to maintain our qualification as a REIT. We also will be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to maintain our qualification as a REIT for federal income tax purposes. No provision for federal income taxes has been made in our accompanying consolidated financial statements. We are subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in our accompanying consolidated financial statements.
Inflation
We are exposed to inflation risk as income from long-term leases is the primary source of our cash flows from operations. There are provisions in many of our tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include rent steps and clauses enabling us to receive payment of additional rent calculated as a percentage of the tenants’ gross sales above pre-determined thresholds. In addition, most of our leases require the tenant to pay all or a majority of the property’s operating expenses, including real estate taxes, special assessments and sales and use taxes, utilities, insurance and building repairs. However, due to the long-term nature of leases for real property, such leases may not re-set frequently enough to adequately offset the effects of inflation.
Commitments and Contingencies
We may be subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 8 to our consolidated financial statements in this prospectus supplement for further explanations.
Related-Party Transactions and Agreements
We have entered into agreements with CCI Advisors and its affiliates, whereby we have paid, and will continue to pay, certain fees to, or reimburse certain expenses of, CCI Advisors or its affiliates, such as acquisition and advisory fees and expenses, organization and offering costs, sales commissions, dealer manager fees and expenses, leasing fees and reimbursement of certain operating costs. See Note 9 to our consolidated financial statements in this prospectus supplement for a further explanation of the various related-party transactions, agreements and fees.
Conflicts of Interest
Affiliates of CCI Advisors act as sponsors, general partners or advisors to various private real estate limited partnerships and other real estate-related programs, including CCPT I, CCPT II, CCPT III, CCPT IV and Income NAV. As such, there are conflicts of interest where CCI Advisors or its affiliates, while serving in the capacity as sponsor, general partner, key personnel or advisor for other real estate programs sponsored by Cole Real Estate Investments, may be in conflict with us in connection with providing services to other real estate related programs related to property acquisitions, property dispositions, and property management among others. The compensation arrangements between affiliates of CCI Advisors and these other real estate programs sponsored by Cole Real Estate Investments could influence the advice to us. See “Item 1. Business — Conflicts of Interest” in our annual report on Form 10-K.

Subsequent Events
Certain events occurred subsequent to December 31, 2012 through the filing date of this prospectus supplement. Refer to Note 15 to our consolidated financial statements in our annual report on Form 10-K for further explanation.
Impact of Recent Accounting Pronouncements
Refer to Note 2 to our consolidated financial statements included in this prospectus supplement for further explanation. There have been no accounting pronouncements issued, but not yet applied by us, that will significantly impact our financial statements.
Off Balance Sheet Arrangements
As of December 31, 2012 and 2011, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

Updated Financial Information
The prospectus is hereby supplemented with the following financial information, which is excerpted from Part IV – Item 15. “Exhibits, Financial Statement Schedules” in our Annual Report on Form 10-K for the year ended December 31, 2012.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements	Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2012 and 2011	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2012 and 2011	F-4
Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2012 and 2011 and for the Period from April 6, 2010 (Date of Inception) to December 31, 2010	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012 and 2011 and for the Period from April 6, 2010 (Date of Inception) to December 31, 2010	F-6
Notes to Consolidated Financial Statements	F-7
Schedule III - Real Estate Assets and Accumulated Depreciation	S-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Cole Corporate Income Trust, Inc.
Phoenix, Arizona
We have audited the accompanying consolidated balance sheets of Cole Corporate Income Trust, Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, the related consolidated statements of operations for the years then ended, and the consolidated statements of stockholders' equity and of cash flows for the years then ended and for the period from April 6, 2010 (date of inception) to December 31, 2010.  Our audits also included the financial statement schedule listed in the Index at Item 15.  These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cole Corporate Income Trust, Inc. and subsidiaries as of December 31, 2012 and 2011, the results of their operations for the years then ended, and their cash flows for the years then ended and for the period from April 6, 2010 (date of inception) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
/s/ DELOITTE & TOUCHE LLP
Phoenix, Arizona
March 27, 2013

COLE CORPORATE INCOME TRUST, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share amounts)

	December 31, 2012	December 31, 2011
ASSETS
Investment in real estate assets:
Land	$34,404	$3,956
Buildings and improvements, less accumulated depreciation of $2,173 and $443, respectively	226,067	26,647
Acquired intangible lease assets, less accumulated amortization of $1,008 and $200, respectively	33,615	3,242
Total investment in real estate assets, net	294,086	33,845
Cash and cash equivalents	12,188	1,881
Restricted cash	357	1,383
Rents and tenant receivables	829	—
Prepaid expenses and other assets	1,734	149
Due from affiliates	—	15
Deferred financing costs, less accumulated amortization of $148 and $24, respectively	2,098	200
Total assets	$311,292	$37,473
LIABILITIES AND STOCKHOLDERS’ EQUITY
Credit facility and notes payable	$162,453	$18,000
Note payable to affiliates	—	4,696
Accounts payable and accrued expenses	3,025	1,839
Escrowed investor proceeds	48	65
Due to affiliates	108	—
Acquired below market lease intangibles, less accumulated amortization of $278 and $94, respectively	4,199	1,518
Distributions payable	864	72
Deferred rental income and other liabilities	1,211	304
Total liabilities	171,908	26,494
Commitments and contingencies
Redeemable common stock	2,105	132
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value; 490,000,000 shares authorized, 16,842,189 and 1,383,441 shares issued and outstanding, respectively	168	14
Capital in excess of par value	148,576	12,263
Accumulated distributions in excess of earnings	(11,465)	(1,430)
Total stockholders’ equity	137,279	10,847
Total liabilities and stockholders’ equity	$311,292	$37,473
The accompanying notes are an integral part of these consolidated financial statements.

COLE CORPORATE INCOME TRUST, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except share and per share amounts)

	Year Ended December 31,
	2012	2011
Revenues:
Rental and other property income	$5,792	$1,480
Tenant reimbursement income	1,680	363
Total revenue	7,472	1,843
Expenses:
General and administrative expenses	965	472
Property operating expenses	1,738	368
Acquisition related expenses	6,196	719
Depreciation	1,730	443
Amortization	801	200
Total operating expenses	11,430	2,202
Operating loss	(3,958)	(359)
Other income (expense):
Interest and other income	51	7
Interest expense	(1,394)	(791)
Total other expense	(1,343)	(784)
Net loss	$(5,301)	$(1,143)
Weighted average number of common shares outstanding:
Basic and diluted	7,260,959	450,165
Net loss per common share:
Basic and diluted	$(0.73)	$(2.54)
The accompanying notes are an integral part of these consolidated financial statements.

COLE CORPORATE INCOME TRUST, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands, except share amounts)

	Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Total Stockholders’ Equity
	Number of Shares	Par Value
Balance, April 6, 2010 (Date of Inception)	—	$—	$—	$—	$—
Issuance of common stock to Cole Holdings Corporation	20,000	—	200	—	200
Balance, December 31, 2010	20,000	—	200	—	200
Issuance of common stock	1,363,441	14	13,481	—	13,495
Distributions to investors	—	—	—	(287)	(287)
Commissions on stock sales and related dealer manager fees	—	—	(1,082)	—	(1,082)
Other offering costs	—	—	(204)	—	(204)
Changes in redeemable common stock	—	—	(132)	—	(132)
Net loss	—	—	—	(1,143)	(1,143)
Balance, December 31, 2011	1,383,441	14	12,263	(1,430)	10,847
Issuance of common stock	15,459,498	154	154,118	—	154,272
Distributions to investors	—	—	—	(4,734)	(4,734)
Commissions on stock sales and related dealer manager fees	—	—	(13,508)	—	(13,508)
Other offering costs	—	—	(2,317)	—	(2,317)
Redemption of common stock	(750)	—	(7)	—	(7)
Changes in redeemable common stock	—	—	(1,973)	—	(1,973)
Net loss	—	—	—	(5,301)	(5,301)
Balance, December 31, 2012	16,842,189	$168	$148,576	$(11,465)	$137,279
The accompanying notes are an integral part of these consolidated financial statements.

COLE CORPORATE INCOME TRUST, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		April 6, 2010 (Date of Inception) to December 31, 2010
	2012	2011
Cash flows from operating activities:
Net loss	$(5,301)	$(1,143)	$—
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	1,730	443	—
Amortization of intangible lease assets and below market lease intangible, net	624	106	—
Amortization of deferred financing costs	124	78	—
Changes in assets and liabilities:
Rents and tenant receivables	(829)	—	—
Prepaid expenses and other assets	(1,585)	(149)	—
Accounts payable and accrued expenses	2,036	809	—
Deferred rental income and other liabilities	907	304	—
Due from affiliates	15	(15)	—
Due to affiliates	108	—	—
Net cash (used in) provided by operating activities	(2,171)	433	—
Cash flows from investing activities:
Investment in real estate assets	(260,764)	(31,847)	—
Change in restricted cash	1,026	(1,383)	—
Net cash used in investing activities	(259,738)	(33,230)	—
Cash flows from financing activities:
Proceeds from issuance of common stock	152,292	13,364	200
Offering costs on issuance of common stock	(15,825)	(1,286)	—
Redemptions of common stock	(7)	—	—
Proceeds from notes payable and line of credit	144,453	23,000	—
Repayment of notes payable	—	(5,000)	—
Proceeds from affiliate note payable	—	9,000	—
Repayment of note payable to affiliates	(4,696)	(4,304)	—
Distributions to investors	(1,962)	(83)	—
Escrowed investor proceeds	(17)	65	—
Deferred financing costs paid	(2,022)	(278)	—
Payment of loan deposit	(88)	(150)	—
Refund of loan deposit	88	150	—
Net cash provided by financing activities	272,216	34,478	200
Net increase in cash and cash equivalents	10,307	1,681	200
Cash and cash equivalents, beginning of period	1,881	200	—
Cash and cash equivalents, end of period	$12,188	$1,881	$200
Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Distributions declared and unpaid	$864	$72	$—
Accrued capital expenditures	$180	$1,030	$—
Common stock issued through distribution reinvestment plan	$1,980	$132	$—
Supplemental Cash Flow Disclosures:
Interest paid	$990	$634	$—
The accompanying notes are an integral part of these consolidated financial statements.

COLE CORPORATE INCOME TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS
Cole Corporate Income Trust, Inc. (the “Company”) is a Maryland corporation that was formed on April 6, 2010 (Date of Inception), which has elected to be taxed, and currently qualifies, as a real estate investment trust (“REIT”) for federal income tax purposes. The Company is the sole general partner of, and owns a 99.99% partnership interest in, Cole Corporate Income Operating Partnership, LP, a Delaware limited partnership (“CCI OP”). Cole Corporate Income Advisors, LLC (“CCI Advisors”), the advisor to the Company, is the sole limited partner and owner of an insignificant noncontrolling partnership interest of less than 0.01% of CCI OP.
On February 10, 2011, pursuant to a registration statement filed on Form S-11 with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended (Registration No. 333-166447) (the “Registration Statement”), the Company commenced its initial public offering on a “best efforts” basis, offering up to a maximum of 250,000,000 shares of its common stock at a price of $10.00 per share, and up to 50,000,000 additional shares pursuant to a distribution reinvestment plan (the “DRIP”) under which its stockholders may elect to have distributions reinvested in additional shares at a price of $9.50 per share (the “Offering”).
On June 28, 2011, the Company issued the initial 370,727 shares in the Offering and commenced principal operations. As of December 31, 2012, the Company had issued approximately 16.8 million shares of its common stock in the Offering for gross offering proceeds of $167.8 million before offering costs and selling commissions of $17.1 million. The Company intends to use substantially all of the net proceeds from the Offering to acquire and operate a diversified portfolio of commercial real estate investments primarily consisting of single-tenant, income-producing necessity corporate office and industrial properties, which are leased to creditworthy tenants and strategically located throughout the United States. The Company expects that most of its properties will be subject to “net” leases, whereby the tenant will be primarily responsible for the property’s cost of repairs, maintenance, property taxes, utilities, insurance and other operating costs. As of December 31, 2012, the Company owned 13 properties comprising 3.2 million rentable square feet of commercial space located in nine states, which were 100% leased.
The Company's board of directors has approved closing of the primary offering in the third quarter of 2013. The Company currently expects to stop offering shares of its common stock in the primary offering on August 30, 2013. The Company's general policy is to accept subscription agreements signed by the investor on or before August 30, 2013, which are received in good order. The Company intends to continue to sell shares of its common stock in the Offering pursuant to the distribution reinvestment plan following the termination of the primary Offering.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”), in all material respects, and have been consistently applied in preparing the accompanying consolidated financial statements.
Principles of Consolidation and Basis of Presentation
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Consolidated results of operations for the period from April 6, 2010 (Date of Inception) to December 31, 2010 have not been presented because the Company had not begun its principal operations, and had no revenue or expenses during the period.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Investment in and Valuation of Real Estate and Related Assets
Real estate and related assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate and related assets consist of the cost of acquisition, excluding acquisition related expenses, construction and any tenant improvements, major improvements and betterments that extend the useful life of the real estate and related assets and leasing costs. All repairs and maintenance are expensed as incurred.

COLE CORPORATE INCOME TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The Company is required to make subjective assessments as to the useful lives of its depreciable assets. The Company considers the period of future benefit of each respective asset to determine the appropriate useful life of the assets. Real estate and related assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of the Company’s real estate and related assets by class are generally as follows:

Building	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term
The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate and related assets to their respective fair values and recognize an impairment loss. Generally, fair value is determined using a discounted cash flow analysis and recent comparable sales transactions. No impairment indicators were identified and no impairment losses were recorded during the years ended December 31, 2012 or 2011.
When developing estimates of expected future cash flows, the Company makes certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in estimating expected future cash flows could result in a different determination of the property’s expected future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the fair value of the real estate and related assets.
When a real estate asset is identified by the Company as held for sale, the Company ceases depreciation and amortization of the assets related to the property and estimates the fair value, net of selling costs. If, in management’s opinion, the fair value, net of selling costs, of the asset is less than the carrying amount of the asset, an adjustment to the carrying amount would be recorded to reflect the estimated fair value of the property, net of selling costs. There were no assets identified as held for sale as of December 31, 2012 or 2011.
Allocation of Purchase Price of Real Estate and Related Assets
Upon the acquisition of real properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their respective fair values. Acquisition related expenses are expensed as incurred. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and building). The Company obtains an independent appraisal for each real property acquisition. The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.
The fair values of above market and below market leases are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease. The above market and below market lease values are capitalized as intangible lease assets or liabilities, respectively. Above market lease values are amortized as a reduction to rental income over the remaining terms of the respective leases. Below market leases are amortized as an increase to rental income over the remaining terms of the respective leases, including any bargain renewal periods. In considering whether or not the Company expects a tenant to execute a bargain renewal option, the Company evaluates economic factors and certain qualitative factors at the time of acquisition, such as the financial strength of the tenant, remaining lease term, the tenant mix of the leased property, the Company’s relationship with the tenant and the availability of competing tenant space. If a lease

COLE CORPORATE INCOME TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

were to be terminated prior to its stated expiration, all unamortized amounts of above market or below market lease values relating to that lease would be recorded as an adjustment to rental income.
 The fair values of in-place leases include estimates of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rental and other property income, which are avoided by acquiring a property with an in-place lease. Direct costs associated with obtaining a new tenant include commissions and other direct costs and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease. The intangible values of opportunity costs, which are calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease, are capitalized as intangible lease assets and are amortized to expense over the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.
The Company will estimate the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt financing with similar maturities. Assumed mortgage notes payable will initially be recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the mortgage note’s outstanding principal balance will be amortized to interest expense over the term of the respective mortgage note payable.
The determination of the fair values of the real estate and related assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could impact the Company’s results of operations.
Cash and Cash Equivalents
The Company considers all highly liquid instruments with maturities when purchased of three months or less to be cash equivalents. The Company considers investments in highly liquid money market accounts to be cash equivalents.
Restricted Cash
Restricted cash included $309,000 and $300,000 held in a lender cash management account as of December 31, 2012 and 2011, respectively. As part of a certain debt agreement, rent from one of the Company’s tenants is deposited directly into a lockbox account, from which the monthly debt service payment is disbursed to the lender and the excess funds are disbursed to the Company. In addition, restricted cash includes $48,000 and $65,000 as of December 31, 2012 and 2011, respectively, of escrowed investor proceeds for which shares of common stock had not been issued as of December 31, 2012 and 2011.
Restricted cash as of December 31, 2011 also included $1.0 million held by a lender that was due to one of the Company’s tenants, for which the Company received a credit at the closing of the acquisition of one property in 2011. On February 6, 2012, the tenant satisfied the conditions required for reimbursement of tenant and capital improvements. As of December 31, 2012, the $1.0 million held by the lender had been released from the restricted cash account to the Company and the tenant was fully reimbursed for the tenant and capital improvements.
Rents and Tenant Receivables
Rents and tenant receivables primarily includes amounts to be collected in future periods related to the recognition of rental income on a straight-line basis over the lease term and cost recoveries due from tenants. The Company makes estimates of the uncollectability of its accounts receivable related to base rents, expense reimbursements and other revenues. The Company analyzes accounts receivable and historical bad debt levels, customer creditworthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. In addition, tenants in bankruptcy are analyzed and estimates are made in connection with the expected recovery of pre-petition and post-petition claims. The Company records allowances for those balances that the Company deems to be uncollectible, including any amounts relating to straight-line rent receivables. The Company’s reported net income is directly affected by management’s estimate of the collectability of accounts receivable. As of December 31, 2012 and 2011, no balances were deemed uncollectible and no allowances were recorded.
Prepaid Expenses
Prepaid expenses include expenses paid as of the balance sheet date that relate to future periods and will be expensed or reclassified to another account during the period to which the costs relate. Any amounts with no future economic benefit are charged to earnings when identified.

COLE CORPORATE INCOME TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Due from Affiliates
As of December 31, 2012, there was no amount due from CCI Advisors and its affiliates. As of December 31, 2011, $15,000 was due from CCI Advisors and its affiliates primarily related to amounts paid by the Company on the advisor’s behalf.
Deferred Financing Costs
Deferred financing costs are capitalized and amortized on a straight-line basis over the term of the related financing agreement, which approximates the effective interest method. If a note payable is prepaid, any unamortized deferred financing costs related to the note payable would be expensed. Amortization of deferred financing costs, including any write-offs, for the years ended December 31, 2012 and 2011 was $124,000 and $78,000, respectively and was recorded in interest expense in the consolidated statements of operations. For the year ended December 31, 2011, amortization of deferred financing costs included $54,000 in costs written off in connection with certain loan repayments.
Concentration of Credit Risk
As of December 31, 2012, the Company had cash on deposit, including restricted cash, at three financial institutions, one of which had deposits in excess of federally insured levels, totaling $6.6 million; however, the Company has not experienced any losses in such accounts. The Company limits significant cash deposits to accounts held by financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits.
As of December 31, 2012, three of the Company’s tenants, Amazon.com.dedc, LLC, Compass Group USA, Inc., and Medtronic, Inc., accounted for 18% 17% and 11%, respectively, of the Company’s 2012 gross annualized rental revenues. The Company also had certain geographic concentrations in its property holdings. In particular, as of December 31, 2012, one of the Company’s properties was located in North Carolina and two were located in South Carolina, which accounted for 22% and 21%, respectively, of the Company’s 2012 gross annualized rental revenues. In addition, the Company had tenants in the other professional services, wholesale and manufacturing industries, which comprised 27%, 24% and 21%, respectively, of the Company’s 2012 gross annualized rental revenues.
Revenue Recognition
Certain properties have leases where minimum rental payments increase during the term of the lease. The Company records rental income for the full term of each lease on a straight-line basis. When the Company acquires a property, the terms of existing leases are considered to commence as of the acquisition date for the purpose of this calculation. The Company defers the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Expected reimbursements from tenants for recoverable real estate taxes and operating expenses are included in tenant reimbursement income in the period when such costs are incurred.
Income Taxes
The Company elected to be taxed, and currently qualifies as a REIT for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 2011. The Company will generally not be subject to federal corporate income tax to the extent it distributes its taxable income to its stockholders, and so long as it, among other things, distributes at least 90% of its annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gains). REITs are subject to a number of other organizational and operational requirements. Even if the Company maintains its qualification for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.
Offering and Related Costs
CCI Advisors funds all of the organization and offering expenses on the Company’s behalf and may be reimbursed for such costs up to 1.5% of the gross offering proceeds. As of December 31, 2012, CCI Advisors had paid organization and offering costs in excess of the 1.5% in connection with the Offering. These costs were not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 1.5% of gross proceeds from the Offering. Offering costs include items such as legal and accounting fees, marketing, promotional and printing costs. All offering costs are recorded as a reduction of capital in excess of par value. This amount may become payable to CCI Advisors as the Company continues to raise proceeds in the Offering.

COLE CORPORATE INCOME TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Interest
Interest is charged to interest expense as it accrues. No interest costs were capitalized during the years ended December 31, 2012 and 2011.
Due to Affiliates
As of December 31, 2012 , $108,000 was due to CCI Advisors and its affiliates primarily related to the reimbursement of property escrow deposits and acquisition expenses paid on the Company's behalf in connection with the Company's current year acquisitions. There were no amounts due to CCI Advisors for the year ended December 31, 2011.
Stockholders’ Equity
As of December 31, 2012 and 2011, the Company was authorized to issue 490,000,000 shares of common stock and 10,000,000 shares of preferred stock. All shares of such stock have a par value of $0.01 per share. The Company’s board of directors may authorize additional shares of capital stock and amend their terms without obtaining shareholder approval. The par value of investor proceeds raised from the Offering is classified as common stock, with the remainder allocated to capital in excess of par value.
Distributions Payable and Distribution Policy
To the extent funds are available, the Company intends to pay regular distributions to stockholders. Distributions are paid to stockholders of record as of the applicable record dates.
The Company’s board of directors authorized a daily distribution, based on 366 days, of $0.001776144 per share (which equates to 6.50% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the period commencing on January 1, 2012 and ending on December 31, 2012. As of December 31, 2012, the Company had distributions payable of $864,000. The distributions were paid in January 2013, of which $453,000 were reinvested in shares through the DRIP.
Earnings (loss) Per Share
Earnings (loss) per share are calculated based on the weighted average number of common shares outstanding during each period presented. Diluted income per share considers the effect of any potentially dilutive share equivalents, of which the Company had none for each of the years ended December 31, 2012 and 2011, respectively.
Redeemable Common Stock
Under the Company’s share redemption program, the Company’s requirement to redeem its shares is limited to the net proceeds received by the Company from the sale of shares under the DRIP, net of shares redeemed to date. The Company records amounts that are redeemable under the share redemption program as redeemable common stock outside of permanent equity in its consolidated balance sheets. During the years ended December 31, 2012 and 2011, the Company had issued 208,454 and 13,863 shares of common stock, respectively, under the DRIP for proceeds of approximately $2.0 million and $132,000, respectively.
Reportable Segments
The Company’s operating segment consists of commercial properties, which include activities related to investing in real estate such as corporate office and industrial and other real estate related assets. The commercial properties are geographically diversified throughout the United States and have similar economic characteristics. The Company evaluates operating performance on an overall portfolio level; therefore, the Company’s properties are one reportable segment.

Recent Accounting Pronouncements
In May 2011, the U.S. Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2011-04, Fair Value Measurements and Disclosures (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS, (“ASU 2011-04”), which converges guidance between GAAP and International Financial Reporting Standards to provide a uniform framework of fair value measurements and requires additional disclosures including quantifiable information about measurements to changes in unobservable inputs for Level 3 fair value measurements. ASU 2011-04 became effective for the Company on January 1, 2012. The adoption of ASU 2011-04 did not have a material impact on the Company’s consolidated financial statements.

COLE CORPORATE INCOME TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

In June 2011, the FASB issued Accounting Standards Update 2011-05, Presentation of Comprehensive Income, which requires the presentation of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The adoption of ASU 2011-05 did not have a material effect on the Company’s consolidated financial statements or disclosures, because the Company’s net loss equals its comprehensive loss.
NOTE 3 — FAIR VALUE MEASUREMENTS
GAAP defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. GAAP emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:
Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 — Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).
Level 3 — Unobservable inputs, which are only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.
The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:
Cash and cash equivalents and restricted cash — The Company considers the carrying amounts of these financial assets to approximate fair value because of the short period of time between their origination and their expected realization.
Notes payable, note payable to affiliates and Credit Facility — The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of the measurement date. The estimated fair value of the notes payable and Credit Facility was $162.5 million as of December 31, 2012 and the estimated fair value of the note payable and note payable to affiliates was $22.7 million as of December 31, 2011, both of which approximated the carrying amount on each respective date. The fair value of the Company’s notes payable and note payable to affiliates is estimated using Level 2 inputs.
Earnout Agreements - The Company has acquired certain properties subject to earnout provisions that obligated the Company to fund escrow accounts. The Company will owe all or a portion of the respective escrow deposits, or receive as a refund all or a portion of the escrow deposits, contingent on the future outcome of the various tax appeals. The earnout calculations are based on the probability of several possible outcomes set forth in the respective purchase and sale agreements. The earnouts are carried at fair value and are valued using Level 3 inputs, including an estimate of the probability of the amount of the property tax reductions, as there is no public market for this item and thus Level 1 and Level 2 inputs are unavailable for an item of this nature. Any changes to the estimated fair values are reflected in the statements of operations. The estimated fair value of the amount of escrow deposits to be refunded to the Company is $1.6 million as of December 31, 2012 and is included in the accompanying consolidated balance sheets in prepaid expenses and other assets. During the year ended December 31, 2012, there have been no purchases, sales, issuances or settlements with respect to the earnout assets. The Company had no earnout assets or liabilities as of December 31, 2011.
Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, on disposition of the financial assets and liabilities. As of December 31, 2012, there have been no transfers of financial assets or liabilities between levels.

COLE CORPORATE INCOME TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 4 — REAL ESTATE ACQUISITIONS
2012 Property Acquisitions
During the year ended December 31, 2012, the Company acquired 12 commercial properties for an aggregate purchase price of $259.9 million (the “2012 Acquisitions”). The Company purchased the 2012 Acquisitions with net proceeds from the Offering. The Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed. The following table summarizes the purchase price allocation (in thousands):

December 31, 2012
Land	$30,448
Building and improvements	201,117
Acquired in-place leases	30,470
Acquired above-market leases	711
Acquired below-market leases	(2,865)
Total purchase price	$259,881
The Company recorded revenue of $3.5 million and a net loss of $4.7 million, respectively, for the years ended December 31, 2012 related to the 2012 Acquisitions.
The following table summarizes selected financial information of the Company as if the 2012 Acquisitions were completed on January 1, 2011 for each period presented below. The table below presents the Company’s estimated revenue and net income, on a pro forma basis, for the years ended December 31, 2012 and 2011 (in thousands):

	Year Ended December 31,
	2012	2011
Pro forma basis (unaudited):
Revenue	$25,754	$23,665
Net income	$10,830	$4,208
The unaudited pro forma information for the years ended December 31, 2012 was adjusted to exclude $6.2 million of acquisition related expenses recorded during the periods presented relating to the 2012 Acquisitions. These expenses were recognized in the unaudited pro forma information for the years ended December 31, 2011. The unaudited pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of 2011, nor does it purport to represent the results of future operations.
2011 Property Acquisitions
During the year ended December 31, 2011, the Company acquired one property for an aggregate purchase price of $32.9 million. The Company purchased the property through the use of loan proceeds and proceeds from the Offering. The Company allocated the purchase price of the property to the fair value of assets acquired and liabilities assumed. The following table summarizes the purchase price allocation (thousands):

December 31, 2011
Land	$3,956
Building and improvements	27,072
Acquired in-place leases	3,433
Acquired below-market leases	(1,611)
Total purchase price	$32,850
The Company recorded revenue of $1.8 million and a net loss of $682,000 for the year ended December 31, 2011, related to the property. In connection with the purchase of the property, the Company recorded a payable for an unpaid tenant improvement allowance assumed in the amount of $1.0 million, for which a credit was received at the closing of the acquisition. In addition, the Company incurred $719,000 of acquisition related expenses for the year ended December 31, 2011.

COLE CORPORATE INCOME TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The following information summarizes selected financial information from the combined results of operations of the Company, as if all of the 2011 Acquisitions were completed on April 6, 2010 (Date of Inception) for each period presented below. The table below presents the Company’s estimated revenue and net loss, on a pro forma basis, for the years ended December 31, 2011 and 2010, respectively (in thousands):

	December 31, 2011	For the Period from April 6, 2010 (Date of Inception) to December 31, 2010

Pro forma basis (unaudited):
Revenue	$3,643	$2,695
Net loss	$(11)	$(1,081)

NOTE 5 — ACQUIRED INTANGIBLE LEASE ASSETS
The acquired intangible lease assets consisted of the following (in thousands):

	As of December 31,
	2012	2011
Acquired in place leases, net of accumulated amortization of $1,001 and $200, respectively (with a weighted average life of 10.8 and 8.8 years, respectively)	$32,911	$3,242
Acquired above market leases, net of accumulated amortization of $7 (with a weighted average life of 4.3 years)	704	—
	$33,615	$3,242
Amortization expense related to the acquired in place lease assets for the years ended December 31, 2012 and 2011, was $801,000 and $200,000, respectively. Amortization expense related to the acquired above market lease assets for the year ended December 31, 2012 was $7,000. There was no amortization expense related to acquired above market lease assets for the year ended December 31, 2011.
Estimated amortization expense relating to the acquired intangible lease assets for each of the five succeeding fiscal years subsequent to December 31, 2012 is as follows (in thousands):

	Amortization
Years Ending December 31,	Leases In Place	Above Market Leases
2013	$3,067	$170
2014	$3,067	$170
2015	$3,067	$170
2016	$3,031	$125
2017	$2,977	$70
NOTE 6 — NOTES PAYABLE
As of December 31, 2012, the Company had $162.5 million of debt outstanding, consisting of $22.4 million of fixed rate mortgage loans and $140.1 million outstanding under a senior secured line of credit. The combined weighted average interest rate was 4.34% and the weighted average remaining term was 3.1 years as of December 31, 2012. The aggregate balance of gross real estate assets, net of gross intangible lease liabilities, securing the total debt outstanding was $292.8 million as of December 31, 2012.

COLE CORPORATE INCOME TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The following table summarizes the debt activity for the year ended December 31, 2012 (in thousands):

		During the Year Ended December 31, 2012
	Balance as of December 31, 2011	Debt Issuance	Repayments	Balance as of December 31, 2012
Fixed rate debt	$22,696	$4,400	$(4,696)	$22,400
Credit facility	—	140,053	—	140,053
Total	$22,696	$144,453	$(4,696)	$162,453
As of December 31, 2012, the fixed rate debt had interest rates ranging from 4.50% to 4.65%, and various maturity dates ranging from July 2016 through June 2019. The mortgage notes payable are secured by the respective properties on which the debt was placed.
As of December 31, 2012, the Company had $140.1 million of debt outstanding under its secured revolving credit facility (the “Credit Facility”) with Bank of America as administrative agent pursuant to a credit agreement (the “Credit Agreement”). The Credit Facility allows the Company to borrow up to $150.0 million. As of December 31, 2012, the Company had $9.9 million available under the Credit Facility based on the underlying collateral pool of $150.0 million. Subject to meeting certain conditions described in the Credit Agreement and the payment of certain fees, the amount of the Credit Facility may be increased up to a maximum of $300.0 million. The Credit Facility matures on November 29, 2015.
The Credit Facility bears interest at rates depending on the type of loan specified by the Company. For a Eurodollar rate loan, as defined in the Credit Agreement, the interest rate will generally be equal to the one-month LIBOR for the interest period, plus 3.50%. For base rate committed loans, the interest rate will be a per annum amount equal to 2.50% plus the greatest of (a) the Federal Funds Rate plus 0.50%, (b) Bank of America’s Prime Rate; or (c) the one month Eurodollar Rate plus 1.00% (the “Base Rate”). As of December 31, 2012 the weighted average interest rate in effect for the Credit Facility was 4.29%.
Subsequent to December 31, 2012, the Company entered into an amendment to the Credit Agreement allowing the Company to borrow up to $400.0 million in revolving loans. In addition, the Credit Facility may be increased up to $750.0 million.
The Credit Agreement and certain notes payable contain customary representations, warranties, borrowing conditions and affirmative, negative and financial covenants, including minimum net worth, debt service coverage and leverage ratio requirements and dividend payout and REIT status requirements. Based on the Company’s analysis and review of its results of operations and financial condition, the Company believes it was in compliance with the covenants of the Credit Facility as of December 31, 2012.
During the year ended December 31, 2012, the Company repaid in full, without premium or penalty, the remaining $4.7 million outstanding balance of a subordinate loan with Series C, LLC, an affiliate of the Company's advisor.
Maturities
The following table summarizes the scheduled aggregate principal repayments for the Company’s outstanding debt for the five years and thereafter subsequent to December 31, 2012 (in thousands):

Years Ending December 31,	Principal Repayments (1)
2013	$—
2014	—
2015	140,053
2016	18,035
2017	73
Thereafter	4,292
Total	$162,453
(1) Principal payment amounts reflect actual payments based on face amount of notes payable.

COLE CORPORATE INCOME TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 7 — ACQUIRED BELOW MARKET LEASE INTANGIBLES
The Company’s acquired below market lease intangibles consisted of the following (in thousands):

	As of December 31,
	2012	2011
Acquired below market leases, net of accumulated amortization of $278 and $94, respectively (with a weighted average life of 11.1 years and 8.8 years, respectively)	$4,199	$1,518
	$4,199	$1,518
The increase to rental and other property income resulted from the amortization of the intangible lease liability for the years ended December 31, 2012 and 2011, was $184,000 and $94,000, respectively.
Estimated amortization expense relating to the acquired below market leases for each of the five succeeding fiscal years subsequent to December 31, 2012, is as follows (in thousands):

Year ending December 31,	Amortization of Acquired Below Market Leases
2013	$433
2014	$433
2015	$433
2016	$433
2017	$433
NOTE 8 — COMMITMENTS AND CONTINGENCIES
Litigation
In the ordinary course of business, the Company may become subject to litigation or claims. The Company is not aware of any pending legal proceedings of which the outcome is reasonably possible to have a material effect on its results of operations, financial condition or liquidity.
Environmental Matters
In connection with the ownership and operation of real estate, the Company potentially may be liable for costs and damages related to environmental matters. In addition, the Company may acquire certain properties that are subject to environmental remediation. The Company carries environmental liability insurance on its properties that will provide limited coverage for remediation liability and pollution liability for third-party bodily injury and property damage claims. The Company is not aware of any environmental matters which it believes are reasonably possible to have a material effect on its results of operations, financial condition or liquidity.
NOTE 9 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS
The Company has incurred, and will continue to incur, commissions, fees and expenses payable to CCI Advisors and certain of its affiliates in connection with the Offering, and the acquisition, management and disposition of its assets.
Offering
Cole Capital Corporation (“Cole Capital”), the Company’s dealer-manager, receives, and will continue to receive a commission of up to 7% of gross offering proceeds before reallowance of commissions earned by participating broker-dealers. Cole Capital intends to reallow 100% of commissions earned to participating broker-dealers. In addition, up to 2% of gross offering proceeds before reallowance to participating broker-dealers will be paid to Cole Capital as a dealer-manager fee. Cole Capital, in its sole discretion, may reallow all or a portion of its dealer-manager fee to such participating broker-dealers. No selling commissions or dealer manager fees are paid to Cole Capital or other broker-dealers with respect to shares sold pursuant to the DRIP.

COLE CORPORATE INCOME TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

All organization and offering expenses (excluding selling commissions and the dealer-manager fee) are paid for by CCI Advisors or its affiliates and can be reimbursed by the Company up to 1.5% of aggregate gross offering proceeds. A portion of the other organization and offering expenses may be underwriting compensation. As of December 31, 2012, CCI Advisors had paid organization and offering costs in excess of the 1.5% in connection with the Offering. These costs were not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 1.5% of gross proceeds from the Offering. As the Company raises additional proceeds from the Offering, these costs may become payable.
The Company incurred the following commissions, fees and expense reimbursements for services provided by CCI Advisors or its affiliates related to the services described above during the periods indicated (in thousands):

	Year Ended December 31,
	2012	2011
Offering:
Selling commissions	$10,457	$837
Selling commissions reallowed by Cole Capital	$10,457	$837
Dealer manager fee	$3,050	$245
Dealer manager fee reallowed by Cole Capital	$1,739	$119
Other organization and offering expenses	$2,317	$204
Acquisitions and Operations
CCI Advisors or its affiliates receive acquisition fees of up to 2% of: (1) the contract purchase price of each property or asset the Company acquires; (2) the amount paid in respect of the development, construction or improvement of each asset the Company acquires; (3) the purchase price of any loan the Company acquires; and (4) the principal amount of any loan the Company originates. Additionally, CCI Advisors or its affiliates are reimbursed for acquisition expenses incurred in the process of acquiring properties, so long as the total acquisition fees and expenses relating to the transaction does not exceed 6% of the contract purchase price.
The Company pays CCI Advisors a monthly advisory fee based upon the Company’s monthly average invested assets, which is equal to the following amounts: (1) an annualized rate of 0.75% will be paid on the Company’s average invested assets that are between $0 to $2 billion; (2) an annualized rate of 0.70% will be paid on the Company’s average invested assets that are between $2 billion to $4 billion; and (3) an annualized rate of 0.65% will be paid on the Company’s average invested assets that are over $4 billion.
The Company will reimburse CCI Advisors for the expenses it paid or incurred in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse for any amount by which its operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceeds the greater of (1) 2% of average invested assets, or (2) 25% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period. The Company will not reimburse CCI Advisors for personnel costs in connection with services for which CCI Advisors receives acquisition fees or disposition fees. The Company recorded fees and expense reimbursements as shown in the table below for services provided by CCI Advisors and its affiliates related to the services described above during the periods indicated (in thousands):

	Year Ended December 31,
	2012	2011
Acquisition and Operations:
Acquisition fees and expenses	$5,241	$657
Advisory fees and expenses	$—	$—
Operating expenses	$—	$—
The Company did not incur any advisory fees or operating expense reimbursements during the years ended December 31, 2012 and 2011 as CCI Advisors agreed to waive its rights to these fees and expense reimbursements during such periods. As of December 31, 2012, no amounts had been incurred, but not yet paid, for advisory fees or operating expense reimbursements to CCI Advisors or its affiliates.

COLE CORPORATE INCOME TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Liquidation/Listing
If CCI Advisors, or its affiliates, provides a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of properties, the Company will pay CCI Advisors or its affiliates a disposition fee in an amount equal to up to one-half of the brokerage commission paid on the sale of property, not to exceed 1% of the contract price of each property sold; provided, however, in no event may the disposition fee paid to CCI Advisors or its affiliates, when added to the real estate commissions paid to unaffiliated third parties, exceed the lesser of the customary competitive real estate commission or an amount equal to 6% of the contract sales price.
If the Company is sold or its assets are liquidated, CCI Advisors will be entitled to receive a subordinated performance fee equal to 15% of the net sale proceeds remaining after investors have received a return of their net capital invested and an 8% annual cumulative, non-compounded return. Alternatively, if the Company’s shares are listed on a national securities exchange, CCI Advisors will be entitled to a subordinated performance fee equal to 15% of the amount by which the market value of the Company’s outstanding stock plus all distributions paid by the Company prior to listing, exceeds the sum of the total amount of capital raised from investors and the amount of distributions necessary to generate an 8% annual cumulative, non-compounded return to investors. As an additional alternative, upon termination of the advisory agreement, CCI Advisors may be entitled to a subordinated performance fee similar to that to which CCI Advisors would have been entitled had the portfolio been liquidated (based on an independent appraised value of the portfolio) on the date of termination.
During the years ended December 31, 2012 and 2011, no fees were incurred for any such services provided by CCI Advisors and its affiliates related to the services described above.
Due from Affiliates
As of December 31, 2012, there was no amount due from CCI Advisors and its affiliates. As of December 31, 2011, $15,000 was due from CCI Advisors and its affiliates primarily related to amounts paid by the Company on the advisor’s behalf.
Due to Affiliates
As of December 31, 2012 , $108,000 was due to CCI Advisors and its affiliates primarily related to the reimbursement of property escrow deposits and acquisition expenses paid on the Company's behalf in connection with the 2012 Acquisitions. There were no amounts due to CCI Advisors at December 31, 2011.
NOTE 10 — ECONOMIC DEPENDENCY
Under various agreements, the Company has engaged or will engage CCI Advisors and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issuance, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon CCI Advisors and its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.
NOTE 11 — STOCKHOLDERS’ EQUITY
As of December 31, 2012 and 2011, the Company was authorized to issue 490,000,000 shares of common stock and 10,000,000 shares of preferred stock. All shares of such stock have a par value of $0.01 per share. On April 29, 2010, the Company issued 20,000 shares of common stock, at $10.00 per share, to Cole Holdings Corporation ("Holdings"), the indirect owner of limited liability company interests of the Company’s advisor and dealer-manager. The Company’s board of directors may authorize additional shares of capital stock and amend their terms without obtaining shareholder approval.
Distribution Reinvestment Plan
Pursuant to the DRIP, the Company allows stockholders to elect to have their distributions reinvested in additional shares of the Company’s common stock. The purchase price per share under the DRIP is $9.50 per share. The Company’s board of directors may terminate or amend the DRIP at the Company’s discretion at any time upon 10 days prior written notice to the stockholders. During the years ended December 31, 2012 and 2011, 208,454 and 13,863 shares were purchased under the DRIP for $2.0 million and $132,000, respectively.

COLE CORPORATE INCOME TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Share Redemption Program
The Company’s share redemption program permits its stockholders to sell their shares back to the Company after they have held them for at least one year, subject to the significant conditions and limitations described below.
The share redemption program provides that the Company will redeem shares of its common stock from requesting stockholders, subject to the terms and conditions of the share redemption program. The Company will limit the number of shares redeemed pursuant to the share redemption program as follows: (1) the Company will not redeem in excess of 5% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemptions are being paid; and (2) funding for the redemption of shares will be limited to the net proceeds the Company receive from the sale of shares under our DRIP. In an effort to accommodate redemption requests throughout the calendar year, the Company intends to limit quarterly redemptions to approximately one-fourth of 5% (1.25%) of the weighted average number of shares outstanding during the trailing 12-month period ending on the last day of the fiscal quarter, and funding for redemptions for each quarter generally will be limited to the net proceeds the Company receives from the sale of shares in the respective quarter under the DRIP.
During the term of the Offering, and until such time as the board of directors determines a reasonable estimate of the value of the Company’s shares, the redemption price per share (other than for shares purchased pursuant to the DRIP) will depend on the price paid for the shares and the length of time the stockholder has held such shares as follows: after one year from the purchase date, 95% of the amount paid for each share; after two years from the purchase date, 97.5% of the amount paid for each share; and after three years from the purchase date, 100% of the amount paid for each share. During this time period, the redemption price for shares purchased pursuant to our DRIP will be the amount paid for such shares. (In each case, the redemption price will be adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock). Accordingly, the redemption price will reflect a stockholder’s reduced purchase price if such stockholder received discounted or waived selling commissions and/or a waived dealer manager fee. At any time the Company is engaged in an offering of shares, the per share price for shares purchased under the redemption program will always be equal to or lower than the applicable per share offering price.
Upon receipt of a request for redemption, the Company may conduct a Uniform Commercial Code search to ensure that no liens are held against the shares. If the Company cannot purchase all shares presented for redemption in any fiscal quarter, based upon insufficient cash available and/or the limit on the number of shares the Company may redeem during any quarter or year, the Company will give priority to the redemption of deceased stockholders’ shares. The Company next will give priority to requests for full redemption of accounts with a balance of 250 shares or less at the time the Company receives the request, in order to reduce the expense of maintaining small accounts.  Thereafter, the Company will honor the remaining redemption requests on a pro rata basis.   Following such quarterly redemption period, the unsatisfied portion of the prior redemption request must be resubmitted, prior to the last day of the new quarter.  Unfulfilled requests for redemption will not be carried over automatically to subsequent redemption periods.
The Company redeems shares no later than the end of the month following the end of each fiscal quarter. Requests for redemption must be received on or prior to the end of the fiscal quarter in order for the Company to repurchase the shares in the month following the end of that fiscal quarter. The Company’s board of directors may amend, suspend or terminate the share redemption program at any time upon 30 days’ notice to the stockholders. During the year ended December 31, 2012 the Company redeemed approximately 750 shares under the share redemption program for $7,500. The Company did not redeem any shares during the year ended December 31, 2011.
NOTE 12 — INCOME TAXES
For federal income tax purposes, distributions to stockholders are characterized as ordinary dividends, capital gain distributions, or nontaxable distributions. Nontaxable distributions will reduce U.S stockholders’ basis (but not below zero) in their shares. The following table shows the character of the distributions we paid on a percentage basis for the years ended December 31, 2012 and 2011:

Character of Distributions (unaudited):	2012	2011
Ordinary dividends	44%	4%
Nontaxable distributions	56%	96%
Total	100%	100%
As of December 31, 2012, the tax basis carrying value of the Company’s land and depreciable real estate assets was $297.8 million. During the years ended December 31, 2012 and 2011, the Company incurred state and local income and franchise

COLE CORPORATE INCOME TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

taxes of $103,000 and $13,000, respectively, which has been recorded in general and administrative expenses in the consolidated statements of operations.
NOTE 13 — OPERATING LEASES
The Company’s real estate properties are leased to tenants under operating leases for which the terms and expirations vary. As of December 31, 2012, the leases have a weighted-average remaining term of 10.8 years. The leases may have provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. The future minimum rental income from the Company’s investment in real estate assets under non-cancelable operating leases, assuming no exercise of renewal options, as of December 31, 2012 is as follows (in thousands):

Year ended December 31,	Future Minimum Rental Income
2013	$24,521
2014	24,521
2015	24,521
2016	24,276
2017	23,878
Thereafter	142,454
Total	$264,171
NOTE 14 — QUARTERLY RESULTS (UNAUDITED)
Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2012 and 2011 (in thousands, except for per share amounts). In the opinion of management, the information for the interim periods presented includes all adjustments, which are of a normal and recurring nature, necessary to present a fair presentation of the results for each period.

	December 31, 2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$925	$1,118	$1,714	$3,715
Operating income (loss)	$254	$(22)	$(887)	$(3,303)
Net income (loss)	$1	$(252)	$(1,143)	$(3,907)
Basic and diluted net loss per share (1)	$—	$(0.03)	$(0.16)	$(0.54)
Distributions declared per common share	$0.16	$0.16	$0.16	$0.16

(1) Based on the weighted average number of shares outstanding as of December 31, 2012

	December 31, 2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$—	$9	$892	$942
Operating (loss) income	$(53)	$(775)	$274	$195
Net loss	$(53)	$(780)	$(141)	$(169)
Basic and diluted net loss per share (1)	$(0.12)	$(1.73)	$(0.31)	$(0.38)
Distributions declared per common share	$—	$0.04	$0.16	$0.16

(1) Based on the weighted average number of shares outstanding as of December 31, 2011.

COLE CORPORATE INCOME TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 15 — SUBSEQUENT EVENTS
Status of the Offering
As of March 25, 2013, the Company had received $286.4 million in gross offering proceeds through the issuance of approximately 28.7 million shares of its common stock in the Offering (including shares issued pursuant to the DRIP).
Investment in Real Estate and Related Assets
Subsequent to December 31, 2012, the Company acquired eight properties for an aggregate purchase price of $85.3 million. The acquisitions were funded with net proceeds of the Offering. Acquisition related expenses totaling $1.7 million were expensed as incurred.
Credit Facility Modification
Subsequent to December 31, 2012, the Company entered into an amendment to the Credit Agreement allowing the Company to borrow up to $400.0 million in revolving loans. In addition, the Credit Facility may be increased up to $750.0 million. As of March 25, 2013, the Company had $124.0 million outstanding under the Credit Facility.
Holdings Merger Agreement
On March 5, 2013, Cole Credit Property Trust III, Inc. (“CCPT III”), Cole Holdings Corporation (“Holdings”), CREInvestments, LLC (“Merger Sub”) and Christopher H. Cole (“Mr. Cole”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for the merger of Holdings with and into Merger Sub (the “Merger”) with Merger Sub surviving and continuing its existence under the laws of the State of Maryland as a wholly-owned subsidiary of CCPT III. Holdings is wholly owned by Mr. Cole, the chairman of the board, chief executive officer and president of the Company, and is an affiliate of the Company's sponsor, the parent company and indirect owner of the Company's advisor and the indirect owner of the Company's dealer manager. The consummation of the Merger is subject to various conditions. Upon consummation of the Merger, CCPT III intends to list its shares of common stock on the New York Stock Exchange.
Despite the indirect change of control that would occur for the Company’s advisor, property manager and dealer manager upon consummation of the Holdings Merger, the Company anticipates that such entities will continue to serve in their respective capacities to the Company without any changes in personnel or service procedures resulting from the Holdings Merger.

COLE CORPORATE INCOME TRUST, INC.
SCHEDULE III - REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
(in thousands)

					Gross Amount at
		Initial Costs to Company		Total	Which Carried at	Accumulated
			Buildings &	Adjustments	December 31, 2012	Depreciation	Date	Date
Description (a)	Encumbrances	Land	Improvements	to Basis	(b) (c)	(d) (e)	Acquired	Constructed
Real Estate Held for Investment the Company has Invested in Under Operating Leases
Amazon
Spartanburg, SC	$ (f)	$5,216	$48,036	$—	$53,252	$54	12/17/2012	2012
American Tire Distributors
Colorado Springs, CO	(f)	1,070	6,348	—	7,418	50	9/28/2012	2012
Aon
Lincolnshire, IL	(f)	4,957	15,536	—	20,493	20	12/21/2012	2000
Compass Group
Charlotte, NC	(f)	3,543	36,941	—	40,484	50	12/19/2012	1995
Dr. Pepper/ Snapple
Harvey, IL	2,000	985	2,405	—	3,390	46	4/5/2012	2004
Elizabeth Arden
Roanoke, VA	(f)	2,122	18,440	—	20,562	61	11/9/2012	2003
Fedex
Salt Lake City, UT	—	1,531	10,015	—	11,546	11	12/27/2012	2012
HCA Patient Account Services
Irving , TX	(f)	1,275	12,019	—	13,294	120	9/27/2012	1999
Honeywell
Fort Mill, SC	(f)	1,307	7,311	—	8,618	34	11/30/2012	2007
Medtronic
San Antonio, TX	18,000	3,956	27,090	32	31,078	1,263	6/30/2011	2008
Safelite
Columbus, OH	2,400	567	3,596	—	4,163	82	4/30/2012	1999
Toro
Ankeny, IA	(f)	1,918	18,460	—	20,378	19	12/17/2012	2012
United Launch Alliance
Centennial, CO	(f)	5,958	22,010	—	27,968	363	7/31/2012	2000
TOTAL:	$22,400	$34,405	$228,207	$32	$262,644	$2,173
(a) As of December 31, 2012, we owned 12 single-tenant, freestanding commercial properties and one multi-tenant commercial property.
(b) The aggregate cost for federal income tax purposes is approximately $299.7 million.
(c) The following is a reconciliation of total real estate carrying value for the years ended December 31, 2012 and December 31, 2011:

	Year Ended	Year Ended
	December 31, 2012	December 31, 2011
Balance, beginning of period	$31,046	$—
Additions
Acquisitions	231,566	31,046
Improvements	32	—
Total additions	231,598	31,046
Deductions
Cost of real estate sold	—	—
Total deductions	—	—
Balance, end of period	$262,644	$31,046

S-1

COLE CORPORATE INCOME TRUST, INC.
SCHEDULE III - REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
(in thousands)

(d) The following is a reconciliation of accumulated depreciation for the years ended December 31, 2012 and December 31, 2011:

	Year Ended	Year Ended
	December 31, 2012	December 31, 2011
Balance, beginning of period	$443	$—
Additions
Acquisitions — Depreciation Expense for Building & Tenant Improvements Acquired	1,274	443
Improvements — Depreciation Expense for Tenant Improvements & Building Equipment	456	—
Total additions	1,730	443
Deductions
Cost of real estate sold	—	—
Total deductions	—	—
Balance, end of period	$2,173	$443
(e) The Company’s assets are depreciated or amortized using the straight-line method over the useful lives of the assets by class. Generally, tenant improvements are amortized over the respective lease term and buildings are depreciated over 40 years.
(f) Part of the Credit Facility’s unencumbered borrowing base. As of December 31, 2012, the Company had $140.1 million outstanding under the Credit Facility.

CCIT-SUP-15C

S-2